Exhibit 1

JOINT FILING AGREEMENT

AGREEMENT dated as of January 10, 2022, by and among Welsbach Acquisition Holdings LLC, Daniel Mamadou and Christopher Clower (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of shares of Class A common stock, $0.0001 par value, of Welsbach Technology Metals Acquisition Corp., as of January 10, 2022, relating to such beneficial ownership, being filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 10th day of January, 2022.

WELSBACH ACQUISITION HOLDINGS LLC

By:	/s/ Daniel Mamadou
Name:	Daniel Mamadou
Title:	Managing Member

By:	/s/ Daniel Mamadou

By:	/s/ Christopher Clower